NEWS RELEASE 06-17	May 24, 2006

AURORA DISCOVERS POTENTIAL SOURCE FOR HIGH-GRADE URANIUM BOULDERS AT MELODY LAKE IN LABRADOR

Fronteer Development Group Inc. (“Fronteer”) (FRG – TSX/AMEX) announces that Aurora Energy Resources Inc. (“Aurora”) (AXU – TSX), in which Fronteer has a 49.3% interest, has identified through a new geophysical survey, a cluster of seven “gravity highs” beneath Melody Lake which may be the bedrock source for the hundreds of uranium-rich boulders (“Melody Hill boulders”) found near the lake.

The Melody Hill boulders were discovered by Brinex in 1956. Historical results produced an average grade of 8.4% U3O8 from 27 boulders and a high of 28.2% U3O8 from a grab sample collected by Aurora in 2004. Despite Brinex having drilled 58 holes beneath the boulder field, their bedrock source has remained unsolved for 50 years.

Aurora has made an important step toward solving this long-standing exploration mystery. Because of their high density, near-surface uranium deposits create gravity highs which can be detectable by conducting gravity surveys. “A near-surface uranium deposit with even a fraction of the grades found in the Melody Hill boulders would be of enormous value to Fronteer through its strategic interest in Aurora” says Dr. Mark O’Dea, President and CEO of Fronteer.

The new targets identified from Aurora’s recent survey are bulls-eye gravity highs that correlate directly with uranium-rich anomalies in the lake-bottom sediments, in excess of 100 parts per million (>0.01%) U3O8.

What is particularly encouraging is that these gravity highs and associated lake bottom anomalies are situated directly in line with, and immediately up-ice from the Melody Hill boulders, suggesting that the boulders were derived from a bedrock source beneath the lake.

An additional isolated gravity anomaly was identified by Aurora under Jamson Lake to the northwest of Melody Lake. Jamson Lake has the second highest uranium lake bottom sediment anomaly in Labrador, with a value of 372 parts per million (0.03%) U3O8.

The gravity survey was conducted by GeoScott Exploration Consultants, with a line spacing of 200 metres and a reading spacing of 25 metres. The on-land portion of the gravity survey will be completed during the summer 2006 exploration program.

Aurora has indicated that these lake bottom targets will be drilled in early 2007 when cold weather allows drilling on the ice.

ABOUT FRONTEER

Fronteer is a 'discovery stage' exploration company focused on precious and strategic metals.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Robert Simpson, Manager Corporate Communication

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer or Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium and gold, economic and political stability in Canada, Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward- looking statements.